SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1780-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated February 26, 2008.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

	By:	/s/ Leonard F. Barker
Date: February 26, 2008		Name: Leonard F. Barker Title: Chief Financial Officer

UNILENS VISION REPORTS 70% INCREASE IN SECOND QUARTER EARNINGS ON HIGHER SALES AND RECORD ROYALTY INCOME

LARGO, Florida (February 26, 2008) - Unilens Vision Inc. (OTC BB: UVICF) (TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported its operating results for the second quarter and first half of FY2008.

Net sales, excluding royalty income, for the quarter ended December 31, 2007 increased to $1,512,361 compared with $1,438,153 in the quarter ending December 31, 2006, an increase of 5.2%. The increase was primarily the result of continued growth of the Company’s C-Vue multifocal contact lenses, which increased approximately 12% in the current quarter, which was partially offset by sales of our replacement products lines that declined as expected.

Net Income for the quarter increased 70.2% to a record second quarter of $375,915, or $0.08 per diluted share, compared with $220,850, or $0.05 per diluted share in the prior-year period.

Royalty income for the quarter increased 20.3% to a record second quarter of $646,849 compared with $537,653 in the prior-year quarter. Sales of licensed products by our licensee Bausch & Lomb continue to accelerate, resulting in the record quarterly royalty payment.

Income before taxes for the quarter ended December 31, 2007 increased 51.1% to $542,257, compared with $358,891 in the prior-year quarter. After recording income tax expense of $166,342, Unilens reported net income of $375,915, or $0.08 per diluted share. In the second quarter of FY2007, the Company reported net income of $220,850, or $0.05 per diluted share, after recording income tax expense of $138,041.

“We are pleased with our second quarter operating results, and based on currently available information, we anticipate a continuation of favorable revenue and profitability trends for the second half of the 2008 fiscal year,” stated Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc. “Sales of our C-Vue brand disposable multifocal and single vision lenses continued to achieve double digit growth as did Bausch & Lomb’s sales of their multifocal lenses that utilize our proprietary licensed technology, resulting in record royalty income for the Company in the second quarter.”

“I am also pleased to report that we will pay our sixth consecutive regular quarterly cash dividend of $0.09 per share, in accordance with a dividend policy adopted by our Board of Directors that is intended to allow our shareholders to share directly in the Company’s future earnings growth,” concluded Mr. Pecora. The Company’s regular quarterly cash dividend will be paid on February 28, 2008 to shareholders of record at the close of business on February 14, 2008.

For the six months ended December 31, 2007, net sales excluding royalty income, increased 4.7% to $3,185,722, as compared to $3,042,929 for the prior-year period. Net sales of the Company’s C-Vue multifocal contact lenses increased approximately 11.5% during the first half of fiscal year 2008, while sales of replacement products lines declined, as expected.

Net Income for the six months increased 41.8% to $753,211, or $0.17 per diluted share, compared with $531,342, or $0.12 per diluted share in the prior-year period.

Royalty income for the six months ended December 31, 2007 increased 24.2% to a record $1,259,648, compared with $1,014,203 in the prior-year period, demonstrating accelerated demand for sales of licensed products by our licensee Bausch & Lomb.

Income before taxes for the six months ended December 31, 2007 increased 32.6% to $1,158,758, compared with $874,074 in the prior-year period. After recording net income tax expense of $405,457, Unilens reported net income of $753,211, or $0.17 per diluted share, for the six months ended December 31, 2007. This compared with net income of $531,342, or $0.12 per diluted share, in the prior-year period of fiscal year 2007, which included net income tax expense of $342,732.

About Unilens Vision Inc. - “The Eye Care Professionals Specialty Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Leonard F. Barker, CFO, Unilens Vision Inc. at (727) 544-2531

UNILENS VISION INC.
SECOND QUARTER AND SIX MONTHS - FISCAL 2008
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars) RESULTS OF OPERATIONS
	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
Sales	$1,512,361	$1,438,153	$3,185,722	$3,042,929
Cost of sales	885,453	883,829	1,789,850	1,714,459
	626,908	554,324	1,395,872	1,328,470
Expenses	715,190	735,645	1,470,142	1,488,352
Loss from operations	(88,282)	(181,321)	(74,270)	(159,882)
Other items:
Royalty income	646,849	537,653	1,259,648	1,014,203
Other (expense) income	(21,775)	(677)	(48,916)	313
Remeasurement income (loss)	471	(5,306)	3,012	(1,929)
Interest income	4,994	8,542	19,284	21,369
	630,539	540,212	1,233,028	1,033,956
Income before tax	542,257	358,891	1,158,758	874,074
Income tax expense	166,342	138,041	405,547	342,732
Net income for the period	$375,915	$220,850	$753,211	$531,342
Net income per common share:
Basic	$0.08	$0.05	$0.17	$0.12
Diluted	$0.08	$0.05	$0.17	$0.12
CASH FLOWS
Provided (used) by:
Operating activities	$265,988	$447,670	$955,246	$778,354
Investing activities	(1,636)	(51,829)	(29,759)	(89,954)
Financing activities	(409,564)	(334,470)	(2,153,572)	(1,448,388)
(Decrease) increase in cash	$(145,212)	$61,371	$(1,228,085)	$(759,988)

BALANCE SHEET
		June 30, 2007	December 31, 2007	December 31, 2006
Cash		1,961,712	$736,639	$1,433,716
Total assets		7,987,808	6,331,743	7,849,747
Current liabilities		819,005	563,301	794,581
Total liabilities		819,005	563,301	794,581
Stockholders’ equity		7,168,803	$5,768,442	$7,055,166